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SEC FILE NUMBER
8-16229

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2004** (MM/DD/YY) AND ENDING **November 30, 2004** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Neuberger Berman Management Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

605 Third Avenue
(No. and Street)

New York	New York	10158-3698
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Matthew S. Stadler **646-497-4506**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED JAN 31 2005 WASH., D.C. 179

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PROCESSED
FEB 09 2005
THOMSON FINANCIAL

This report ** contains (check all applicable boxes):

- [X] (a) **Facing Page.**
- [X] (b) **Statement of Financial Condition.**
- [ ] (c) **Statement of Income.**
- [ ] (d) **Statement of Cash Flows.**
- [ ] (e) **Statement of Changes in Stockholder's Equity.**
- [ ] (f) **Statement of Changes in Subordinated Liabilities.**
- [ ] (g) **Computation of Net Capital.**
- [ ] (h) **Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.**
- [ ] (i) **Information Relating to the Possession or Control Requirements Under Rule 15c3-3.**
- [ ] (j) **A reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3.**
- [ ] (k) **A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.**
- [ ] (l) **An Oath or Affirmation.**
- [ ] (m) **A copy of the SIPC Supplemental Report.**
- [ ] (n) **A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.**
- [ ] (o) **Exemptive Provision under Rule 15c3-3.**
- [ ] (p) **Independent Auditors' Report on Internal Accounting Control.**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

OATH OR AFFIRMATION

I, Matthew S. Stadler, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition supplementary schedules pertaining to the firm of Neuberger Berman Management Inc., as of November 30, 2004, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Matthew S. Stadler
Chief Financial Officer

Notary Public

January 28, 2005

Yolanda Bobb
Notary Public, State of New York
No. 01FA6006435
Qualified in Kings County
Certificate Filed in New York County
Commission Expires May 4, 2006

Neuberger Berman Management Inc.
(A Wholly Owned Subsidiary of Neuberger Berman Inc.)

Statement of Financial Condition

November 30, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
Neuberger Berman Management Inc.

We have audited the accompanying statement of financial condition of Neuberger Berman Management Inc. (the "Company") as of November 30, 2004. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Neuberger Berman Management Inc. at November 30, 2004 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

January 31, 2005

Neuberger Berman Management Inc.
(A Wholly Owned Subsidiary of Neuberger Berman Inc.)

Statement of Financial Condition

November 30, 2004
(Dollars in thousands)

Assets	
Cash and cash equivalents	$ 102,712
Securities owned, at market value	165
Fees receivable	16,936
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $7,723	936
Other assets	17,156
Total assets	$ 137,905
Liabilities and stockholder's equity	
Liabilities:	
Payable to Parent	$ 60,887
Other liabilities and accrued expenses	35,730
Total liabilities	96,617
Stockholder's equity	41,288
Total liabilities and stockholder's equity	$ 137,905

See accompanying notes to statement of financial condition.

Neuberger Berman Management Inc.
(A Wholly Owned Subsidiary of Neuberger Berman Inc.)

Notes to Statement of Financial Condition

November 30, 2004

1. Organization and Description of Business

Neuberger Berman Management Inc. (the "Company," "we, " "us," or "our"), a New York corporation, is a wholly owned subsidiary of Neuberger Berman Inc., a Delaware corporation (the "Parent") which is a direct wholly owned subsidiary of Lehman Brothers Holdings Inc., a Delaware corporation ("Lehman Brothers").

The Company conducts operations as a registered investment adviser to, and distributor of, registered mutual funds (the "Funds") and is a registered broker-dealer. The Company does not carry customer accounts and is exempt from the Securities and Exchange Commission's ("SEC") Rule 15c3-3 pursuant to provision (k)(2)(i) of such rule.

During 2004, the Company changed its fiscal year end from December 31st to November 30th to coincide with Lehman Brothers' fiscal year-end. This statement of financial condition represents the results for the eleven month period ("the Period") beginning January 1st, 2004 and ending November 30th, 2004.

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the statement of financial condition requires management to make estimates and assumptions that affect the reported amounts in the audited statement of financial condition. Management does not believe that actual results will differ materially from these estimates.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments with original maturities of three months or less.

Securities and Securities Transactions

Securities owned and securities sold but not yet purchased are valued at market. Principal transactions in securities and the related revenues and expenses are recorded on a trade date basis.

2. Significant Accounting Policies (continued)

Long-Lived Assets

Furniture, equipment and leasehold improvements are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases. We review long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable.

Identifiable Intangible Assets and Goodwill

Intangible assets with indefinite lives and goodwill are not amortized. Instead, these assets are evaluated at least annually for impairment.

Equity-Based Compensation

Our employees participate in Lehman Brothers' stock-based incentive plans. Beginning in 2004, Lehman Brothers adopted the fair-value method of accounting for equity-based employee awards using the prospective transition method permitted by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("SFAS 148"). Under this method of transition, compensation expense is recognized based on the fair value of stock options and restricted stock units granted for 2004 and future years over the related service period.

The adoption of the fair-value method of accounting by Lehman Brothers for equity-based employee awards did not have a material effect on the Company's statement of financial condition.

3. Net Capital

As a registered broker-dealer and member of the National Association of Securities Dealers, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined under the alternative method, of the greater of $250,000 or 2% of aggregate debits. As of November 30, 2004, the Company

3. Net Capital (continued)

had net capital of approximately $20,941,000, which exceeded requirements by approximately $20,691,000. The net capital charge for the deductible on the Company's fidelity bond has been borne by Neuberger Berman, LLC ("NB, LLC"), an affiliate. Based on applicable regulatory requirements, the Company may not withdraw equity capital if the Company's net capital falls below certain specified levels.

4. Commitments and Contingencies

The Company leases office space and equipment under lease agreements expiring on various dates through 2011. Office space leases are subject to escalation based on increases in costs incurred by the lessor. Approximate minimum rentals, excluding office space escalation, under these lease agreements, (net of subleases of approximately $1.7 million) are as follows:

	Amount
Year ending November 30:	
2005	$ 520,000
2006	523,000
2007	533,000
2008	523,000
2009	539,000
Thereafter	648,000

The Company is involved in legal proceedings concerning matters arising in connection with the conduct of its business. Such proceedings generally include actions arising out of the Company's activities as an investment adviser. Although there can be no assurances as to the ultimate outcome, the Company generally has denied, or believes it has a meritorious defense and will deny, liability in cases pending against it and intends to defend vigorously each such case. Based on information currently available, advice of counsel, available insurance coverage and established reserves, the Company believes that the eventual outcome of the actions against it will not, in the aggregate, have a material adverse effect on its audited consolidated statement of financial condition, results of operations or liquidity.

5. Lehman Brothers' Benefit and Incentive Plans

Our employees participate in certain of Lehman Brothers' various benefit and incentive plans. We record our allocated share of Lehman Brothers benefit and equity based compensation cost. Through November 30, 2003, Lehman Brothers recognized its equity-based compensation costs in accordance with APB 25. Beginning in 2004, Lehman Brothers adopted the fair-value method of accounting for equity-based employee awards using the prospective transition method permitted by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" (see Note 1 to the statement of financial condition). The following is a description of certain of Lehman Brothers' various benefit and incentive plans.

1999 Long-Term Incentive Plan

The 1999 Neuberger Berman Inc. Long-Term Incentive Plan (the "LTIP") provides for the grant of restricted stock, restricted units, incentive stock, incentive units, deferred shares, supplemental units and stock options. The total number of shares of Lehman Brothers' common stock ("Common Stock") that may be issued under the LTIP may not exceed 7.7 million. At November 30, 2004, awards with respect to approximately 6.7 million shares of Common Stock have been made under the LTIP, of which approximately 5.2 million restricted shares, restricted stock units ("RSU's") and stock options are outstanding and 1.5 million have been converted to freely transferable Common Stock.

1999 Directors Stock Incentive Plan

The 1999 Neuberger Berman Inc. Directors Stock Incentive Plan (the "DSIP") provides the grant of stock options or restricted stock to non-employee members of Neuberger's Board of Directors. Non-employee directors could elect to exchange a portion of their annual cash retainer paid by Neuberger for services rendered as a director for restricted stock. At November 30, 2004, awards with respect to approximately 63,000 shares have been made under the DSIP of which approximately 52,000 stock option awards are outstanding and approximately 11,000 have been converted to freely transferable Common Stock. We do not intend to grant additional awards from the DSIP.

5. Lehman Brothers' Benefit and Incentive Plans (continued)

Wealth Accumulation Plan

The Neuberger Berman Inc. Wealth Accumulation Plan (the "WAP") provides that on an annual basis, employees who receive commissions and other direct pay and those eligible for a bonus may elect to defer a portion of their compensation. In each case, up to 20% of total compensation may be deferred with a maximum deferral of up to $500,000, provided that employees who receive an annual bonus may, in any event, defer no more than the full amount of the bonus. Amounts deferred by employees are used to acquire, on a pretax basis, the Common Stock at a 25% discount from market value. Any stock so acquired is restricted with respect to transfer or sale and vests three years after the grant date. Certain benefits of ownership, including the payment of any dividends declared during the restricted period, belong to the employees. At November 30, 2004, awards with respect to approximately 155,000 shares of Common Stock have been made under the WAP of which approximately 74,000 shares are outstanding and approximately 81,000 have been converted to freely transferable Common Stock. We do not intend to allow further deferrals under the WAP and the WAP will terminate on the last day on which any restricted stock outstanding under the WAP becomes vested.

Employee Incentive Plan

The Employee Incentive Plan ("EIP") provides for the issuance of RSU's, performance stock units, stock options and other equity awards for a period of up to ten years to eligible employees. The EIP has authorization from the Lehman Brothers' Board of Directors to issue up to 246.0 million shares of Common Stock that may be subject to awards. At November 30, 2004, awards with respect to 220.2 million shares of Common Stock have been made under the EIP of which 115.3 million are outstanding and 104.9 million have been converted to freely transferable shares of Common Stock.

Restricted Stock Units

Eligible employees receive RSU's as a portion of their total compensation in lieu of cash. There is no further cost to the employees associated with the RSU awards. We measure compensation cost for RSU's based on the market value of the Common Stock at the grant date for awards granted prior to 2004 and based on the market value of the Common Stock at

5. Lehman Brothers' Benefit and Incentive Plans (continued)

the grant date less a discount for sale restriction subsequent to the vesting date for awards granted in 2004. We amortize this amount to expense over the applicable service periods. RSU awards made to employees have various vesting provisions and generally convert to unrestricted freely transferable Common Stock five years from the grant date. We accrue a dividend equivalent on each RSU outstanding (in the form of additional RSU's), based on dividends declared on the Common Stock.

Employee Benefits Plans

Lehman Brothers provides various pension plans for the majority of its employees. In addition, Lehman Brothers provides certain post retirement benefits, primarily health care and life insurance to eligible employees.

6. Income Taxes

Our income is included in the consolidated U.S. federal income tax return of Lehman Brothers. Our tax provision is computed in accordance with the tax sharing agreement between Lehman Brothers and its subsidiaries. In accordance with this agreement, the balance due at November 30, 2004 was $45,000,000. Our net deferred tax asset of $2,762,000 ($4,118,000 in assets and $1,356,000 in liabilities) relates primarily to depreciation and amortization and deferred compensation and is included in other assets in our statement of financial condition. We anticipate our net deferred tax asset will be realized; therefore no valuation allowance has been recorded.

7. Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at contract value, which approximates market value due to their relatively short-term nature or variable market rates of interest.

8. Related Party Transactions

Certain employees of the Company are officers and/or trustees and directors of the Funds managed by the Company.

8. Related Party Transactions (continued)

Cash and cash equivalents and securities owned, at market value include $102,712,000 and $77,000 respectively, invested in money market and other funds managed by the Company.

An affiliate earned brokerage commissions for the execution of transactions for the Funds managed by the Company, which are paid directly by the Funds.

The Company has sub-advisory agreements with NB, LLC that provide the Company with investment recommendations and research information.

The Company paid fees to NB, LLC related to certain general and administrative services and occupancy costs.

The Company received fees for marketing services rendered primarily to NB, LLC.

Included in other assets is approximately $23,000 due from other affiliates.

Included in other liabilities and accrued expenses is approximately $3,462,000 due to affiliates and $815,000 due to Lehman Brothers.